FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2

(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, April 24 2003

Press Release

SUEZ sells its Fortis stake

SUEZ, the lead shareholder of Fortis with 140 million shares (10.8% ownership stake), has carried out the following transactions, in concert with the latter:

-	50 million Fortis shares were sold on the market through a “bought deal”, with a view to a further sale to institutional investors;
-	70 million shares were cashed in through the issue of a mandatory exchangeable bond into Fortis, carrying an exit price between 17 euros and 20 euros with a 3 years maturity.

These combined transactions allow the Group to cash in 1.8 billion euros and enable it to reduce net debt by the same amount.

Following this transaction, SUEZ holds 1.5% of Fortis capital (20 million shares). This stake constitutes an underlying position for the exchangeable bond issued in July 2000.

These transactions were carried out at a time when Fortis share reached levels close to the share price at the end of 2002.

SUEZ is no longer present on the Board of Directors of Fortis and thus demonstrates its divestment of this company, which has been the historical partner of SUEZ.

These transactions demonstrates SUEZ will to divest its non strategic assets before the end of the 2003-2004 action plan.

These transactions have been carried out by UBS Warburg.

SUEZ, a worldwide industrial and services Group, provides innovative solutions in Energy – electricity and gas – and the Environment – water and waste services.

It generated 2002 revenues of EUR 40.218 billion (excluding energy trading). The Group is listed on the Euronext Paris, Euronext Brussels, Luxemburg, Zurich and New York Stock Exchanges.

Press contacts: Catherine Guillon: (331) 4006 6715 Antoine Lenoir: (331) 4006 6650	Financial analyst contact : Arnaud Erbin: (331) 4006 6489 Bertrand Haas: (331) 40 06 66 09 Eleonore de Larboust: (331) 40 06 17 53

For Belgium: Guy Dellicour: 00 322 507 02 77

This release is also available on Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : April 24, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary